UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

Information Contained in this Form 6-K Report

On June 25, 2021, National Energy Services Reunited Corp. (the “Company” or “NESR”), held its 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) at which the proposals described below were voted upon by the shareholders.

Set forth below are the final voting results for each of the proposals:

(i) to approve the re-election of Sherif Foda, Yousef Al Nowais, and Thomas Wood as Class II directors, to each serve on the Company’s board of directors until the 2023 Annual General Meeting of Shareholders or their earlier death, resignation or removal under the terms of the Company’s Memorandum and Articles of Association and until their respective successors are duly elected and qualified,

Nominee	For	Against	Abstain	Broker Non-Votes
Sherif Foda	68,987,857	212,792	3,545	0
Yousef Al Nowais	69,197,083	2,564	4,547	0
Thomas Wood	67,186,044	2,017,921	229	0

(ii) to approve the advisory resolution to approve executive compensation, and

For	Against	Abstain
68,974,624	225,547	4,023

(iii) to approve the ratification of PricewaterhouseCoopers as independent registered public accounting firm for the fiscal year ended December 31, 2021.

For	Against	Abstain
69,066,341	134,425	3,428

Each of the proposals acted upon by the Company’s shareholders at the Annual Meeting received a sufficient number of votes to be approved.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: June 25, 2021	By:	/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer

3